UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the communications listed below related to the proposed tender offer by Minuteman Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Hologic, Inc. (“Hologic”), for all of the issued and outstanding shares of the Class A Common Stock, par value $0.001 per share, of Cynosure, Inc. (“Cynosure”) pursuant to the terms of the Agreement and Plan of Merger, dated as of February 14, 2017, by and among Cynosure, Hologic and Purchaser.

Exhibit Number	Description

99.1	Email to Cynosure Employees on February 14, 2017 from Michael R. Davin, Cynosure’s Chairman, President and Chief Executive Officer.

99.2	Email to Cynosure Customers on February 14, 2017 from Douglas Delaney, Cynosure’s Chief Commercial Officer.

Additional Information

The tender offer has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the tender offer is commenced, Hologic will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, and Cynosure will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Cynosure stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, Cynosure and Hologic file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Cynosure by Hologic. Statements regarding the timing and the closing of the transaction, the expected benefits and synergies of the transaction, prospective performance and future business plans, and future opportunities for the combined company, and any assumptions underlying any of the foregoing, are forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction; uncertainties as to how many of Cynosure’s stockholders may tender their stock in the tender offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; the outcome of any legal proceedings that may be instituted in connection with the transaction; that the integration of Cynosure’s business into Hologic is not as successful as expected; the failure to realize anticipated synergies and cost savings; the failure of Hologic to achieve the expected financial and commercial results from the transaction; a decrease in demand for procedures performed with Cynosure products and for Cynosure products themselves; increased competition in the aesthetic laser industry; Cynosure’s ability to develop and commercialize new products; Cynosure’s reliance on sole source suppliers, the inability to accurately predict the timing or outcome of regulatory decisions; other business effects, including effects of industry, economic or political conditions outside either company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in Cynosure’s and Hologic’s periodic reports filed with the SEC including the factors set forth in their most recent annual reports on Form 10-K and quarterly reports on Form 10-Q, the Tender Offer Statement on Schedule TO and other tender offer documents to be filed by Hologic, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Cynosure. These forward-looking statements reflect Cynosure’s expectations as of the date of this document. Cynosure undertakes no obligation to update the information provided herein.